Exhibit 99.1

Sapiens Wins Celent XCelent Award 2021 for Property & Casualty Policy Administration Systems in EMEA

Sapiens IDITSuite wins XCelent Award for Breadth of Functionality

February 10, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens IDITSuite for Property and Casualty has won Celent’s XCelent award for the Breadth of Functionality category. The award follows a string of recent Sapiens’ XCelent wins, illustrating Sapiens’ significant impact on the global insurance industry. Recent XCelent awards include two for Sapiens IllustrationPro and one for Sapiens UnderwritingPro for Life & Annuities. This marks the 12th consecutive year that Sapiens IDITSuite received a Celent XCelent Award.

The report describes IDITSuite’s diverse configuration tools, including a visual workflow editor and rules engine editor. It also credits the solution’s strong, rich user interface, impressive API and ability for ecosystem integration and excellent internationalisation of products, offering multi-currency and multi-lingual capabilities. “The jewel in the crown for Sapiens’ configuration environment is that they can enable business users to maintain insurance products and offerings, and also control many of the activities involved in launching a new insurance product,” the report said.

The Celent report credits Sapiens’ product strategy and commitment “to working with the InsurTech ecosystem, identifying new innovative technologies, and using its capabilities to productize such technologies into value-added products and services of their core propositions,” said Craig Beattie, who authored the report.

Celent’s report provides insurers with an objective comparison of the key players in the EMEA PAS market and defines their core system requirements. The report examines 41 companies in the EMEA PAS landscape.

“Sapiens is honored to receive Celent’s XCelent award and to be recognized for one of our main differentiators in the digital PAS space - our focus on business solutions and technology designed to solve business goals,” said Roni Al-Dor, Sapiens president and CEO. “Our product strategy is to continuously invest in developing solutions, especially our digital capabilities.”

The report includes Sapiens’ customer feedback highlighting “Sapiens’ growth from new digital offering to an established vendor across EMEA and APAC, dealing with the difficult challenges of not leaving customers behind while growing their product.”

Celent also spotlights Sapiens’ significant expansion in Europe, both from an acquisition and technology point of view, to meet the rapidly evolving needs of insurers for digital. The expansion was driven by several new customers, as well as the acquisition of three major European partners: Sum.cumo in Germany, Calculo in Spain, and Tia Technology in the Nordics.

Sapiens IDITSuite is Sapiens’ flagship platform for global insurers in EMEA and APAC as well as for global players. IDITSuite is a cloud-enabled, component-based, holistic software solution that offers policy, billing and claims software. IDITSuite supports end-to-end core operations and processes for non-life and general insurance from inception, to renewal and claims. Our pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more.

To download the report, click here.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com